02057953

PE 9-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING RECEIVED SEP 18 2002 WASH. D.C. 180 SECTION

For the month of **September, 2002**

**Novogen Limited**

(Translation of registrant's name into English)

**140 Wicks Road, North Ryde, NSW, 2113, Australia**

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F √ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-______________.1

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

**Novogen Limited**
(Registrant)

Date **3 September, 2002** By

*Print the name and title under the signature of the signing officer.

**Ronald Lea Erratt**
**Company secretary**

GENERAL INSTRUCTIONS

### A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

### B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (7-91)

The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section I8 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

**C. Preparation and Filing of Report.**

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

**D. Translations of Papers and Documents into English.**

Reference is made to Rule 12b-l2(d) [17 CFR 240.l2b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations. versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

## NOVOGEN CASH RESERVES UP, LOSS REDUCED AND R&D PROGRAM ON SCHEDULE

Pharmaceutical company Novogen Limited (ASX:NRT, NASDAQ:NVGN), and its entities, have ended the 2002 financial year with record cash reserves.

This follows continuation of a disciplined cost control momentum from the first half and funds raised in advance of the UK listing of a subsidiary company.

At 30 June 2002, the Novogen Group had A$40 million in cash reserves compared with A$31 million for the previous corresponding period.

This was coupled with a 33 per cent reduction of the net loss for the 12 months to A$14.6 million, down from A$21.7 million for the year ended 30 June 2001.

Directors said the cash boost to the Group was achieved through a stringent cost control program and the successful listing and financing in May 2002, of US incorporated subsidiary Marshall Edwards, Inc., on the London Stock Exchange's Alternative Investment Market (LSE-AIM: MSH).

The UK listing realised $US10 million (A$18.7 million), from European and US private investors and institutions.

Novogen's strategy is to focus on research and development expenses in its drug programs, where it has maintained investment, while reducing marketing expenses of its consumer products business worldwide.

Reduced marketing expenditure and a more difficult economic climate during 2001-2002, particularly in the US, reduced revenues to A$24.3 million from A$30.2million for the financial year.

Revenues, which are predominately from the consumer products sold by Novogen internationally, included a A$1.6m royalty milestone payment received from US company DuPont-PTI.

Net assets are $A54.0 million for the year ended 30 June 2002, compared with $51.9 million for the previous corresponding period.

Novogen's Managing Director, Mr Christopher Naughton, said the Group had accomplished its objectives for 2002, of advancing three drug programs into human clinical trials while preserving cash and reducing operating loss.

"The overall loss reduction strategy combined with the increased level of retained cash has ensured a sound financial platform for our ongoing drug programs," Mr Naughton said.

"Focused research and development and initial success in the clinical trial programs in the anti-cancer, cardiovascular and dermatological therapy areas, have expanded Novogen's intellectual property portfolio, strategically positioning the Company for future commercialisation of the drug programs," Mr Naughton added.

Marshall Edwards, Inc., has the rights to develop and commercialise the anti-cancer drug phenoxodiol and the option rights to commercialise other anti-cancer drugs from Novogen when those drugs enter human trials.

Novogen owns 95.2 per cent of Marshall Edwards, Inc.

Novogen also manufactures and markets OTC dietary isoflavone products including *Promensil*™, for menopausal women, *Rimostil*™ for post-menopausal women and *Trinovin*™, for prostate health.

Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

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| | | |
|---|---|---|
| **ISSUED FOR** | : | **NOVOGEN LIMITED** |
| ***LISTINGS*** | : | ***ASX (CODE NRT) NASDAQ (CODE NVGN).*** |
| **FOR FURTHER INFORMATION** | : | **MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR OR<br>MR DAVID SEATON, CHIEF FINANCIAL OFFICER.<br>NOVOGEN LIMITED, TEL +612 9878 0088** http://www.novogen.com |
| **ISSUED BY** | : | WESTBROOK COMMUNICATIONS<br>CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157 |